News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Inc. - FDA Upholds Previous NSE Decision

     TORONTO, Aug. 18 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD
- News; Amex: PME - News) today announced that the U.S. Food and Drug
Administration ("FDA") has upheld their decision regarding the company's not substantially equivalent (NSE) letter it received in January 2008 in connection with its pre-market submission to expand the indication for use of its FDA cleared skin cholesterol test. In the ruling, the FDA maintained that there are fundamental defects in both the study design and data analysis.
     Throughout 2004 and 2005 PreMD sought and received guidance from the FDA regarding the clinical trial design and data required for an expanded indication for use of the PREVU(x) Point-of-Care (POC) skin cholesterol test.
PreMD executed the US multi-site clinical trial entitled -"Increased Skin
Cholesterol Identifies Individuals at Increased Cardiovascular Risk: The
Predictor of Advanced Subclinical Atherosclerosis (PASA) Study." The trial was led by pre-eminent Cardiologist, Dr. James Stein of the University of
Wisconsin, and was completed in early 2007. The scientific results from the
PASA trial were presented in the American Heart Association (AHA) Scientific
Sessions in 2007 and a paper based on the data was published in the American
Journal of Cardiology in April 2008. The technology, which has over a dozen peer-reviewed scientific publications and is both cleared for sale in Canada and CE marked, was also licensed by AstraZeneca Pharmaceuticals LP in July
2007 for potential marketing and distribution in the United States.
     The company will be working with its advisors and partners to examine its options. Additional information regarding the status of FDA clearance efforts and other business updates will be provided as information becomes available.

     About PreMD's Skin Cholesterol Test

     PreMD's skin cholesterol test non-invasively measures the amount of cholesterol that has accumulated in the skin tissues, as opposed to blood. The test takes 3 minutes to complete and there is no fasting or other patient preparation required. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The
Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x)Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice President Finance & CFO, Tel:
(416) 222-3449, Email: rhosking(at)premdinc.com; Brent Norton, President & CEO,
Tel: (416) 222-3449, Email: bnorton(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 09:16e 18-AUG-08